# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LQR House Inc., CIK 0001843165
CUSIP: 50215C109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6538 Collins Ave. Suite 344, Miami Beach, Florida (FL), 33141
Date of event which requires filing of this statement: 06/27/2025
Amends the filing with accession number 0001641172-25-020302
Filed by CIK 0002076786
Persons authorized to receive notices and communications: Diveroli Investment Group LLC, 848 Brickell Ave., Suite PH5, Miami, Florida (FL), 33131, 305-202-0630

## Reporting persons
- Diveroli Investment Group LLC (CIK 0002076786): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 737,000; aggregate amount beneficially owned 737,000 (7.1% of the class)
  Comment: Pursuant to a Voting Agreement, the Reporting Persons granted a Proxyholder sole power to vote or direct the voting of the shares.
  
  The percentage in #11 is based on 10,378,084 shares of common stock issued and outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- Kingbird Ventures LLC (CIK 0002076783): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 737,000; aggregate amount beneficially owned 737,000 (7.1% of the class)
  Comment: Pursuant to a Voting Agreement, the Reporting Persons granted a Proxyholder sole power to vote or direct the voting of the shares.
  
  The percentage in #11 is based on 10,378,084 shares of common stock issued and outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: LQR House Inc.
Address of issuer's principal executive offices: 6538 Collins Ave. Suite 344, Miami Beach, Florida (FL), 33141
Comment: This Amendment No. 1 to the Schedule 13D amends and restates, in its entirety, the Schedule 13D originally filed the Securities and Exchange Commission on July 18, 2025 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing: Diveroli Investment Group LLC ("Diveroli") and Kingbird Ventures LLC ("Kingbird" and together with Diveroli, the "Reporting Persons").
Residence or business address: The Reporting Persons have a business address of 848 Brickell Ave., Suite PH5, Miami, FL, 33131.
Present principal occupation or employment: Each of the Reporting Persons is an investment firm that invests in public and private companies. Diveroli is the authorized representative of Kingbird.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Diveroli is a Delaware limited liability company. Kingbird is a Wyoming limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: An aggregate of 737,000 shares of common stock of the Issuer were purchased by the Reporting Persons in open market transactions executed through a brokerage account, using the working capital of Kingbird. The total aggregate price paid for the shares by the Reporting Persons was $1,218,579.62 plus $3,710.67 in brokerage fees, for a total basis of $1,222,290.29.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 737,000 shares of common stock of the Issuer. The Reporting Persons purchased such shares for investment purposes.

On July 11, 2025, Kingbird filed a complaint against the Issuer in Clark County, Nevada, seeking, in part, the appointment of a neutral third party receiver. On September 22, 2025, Kingbird and the Issuer filed a Notice of Entry of Stipulation & Order of Dismissal with the Court, agreeing to dismiss the lawsuit against the Issuer. The Reporting Persons do not desire to continue to pursue the litigation.

Kingbird is subject to a Voting Agreement (as defined below in Item 6) pursuant to which the Proxyholder (defined below) was granted an irrevocable proxy and power of attorney with respect to all 737,000 shares of common stock beneficially owned by the Reporting Persons. As a result, the Proxyholder has the sole right to vote or act by written consent with respect to the shares and the Reporting Persons are obligated to abstain from voting such shares.

The Reporting Persons currently do not have any plans or intentions to control or influence the corporate activities of the Issuer. The Reporting Persons from time to time intend to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's common shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the common shares or otherwise, they may acquire common shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market, the Voting Agreement, and other factors, the Reporting Persons may determine to dispose of some or all of the common shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons believed that they initially accumulated beneficial ownership of more than five percent of the common stock of the Issuer as of June 27, 2025, based on the Reporting Persons purchasing an aggregate of 63,893 shares of common stock of the Issuer, representing approximately 6% of the outstanding shares of common stock of the Issuer (based on approximately 1,061,389 shares of common stock issued and outstanding as of May 9, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 13, 2025).

The Original Schedule 13D was not filed until July 18, 2025, wherein the Reporting Persons then beneficially owned 737,000 shares of common stock of the Issuer, representing approximately 10.817% of the outstanding shares of common stock of the Issuer (based on approximately 6,809,578 shares of common stock issued and outstanding as of July 16, 2025, as disclosed in that certain press release of the Issuer, dated as of July 17, 2025, as made publicly available on its corporate website).

As of the date of this Amendment No.1, the Reporting Persons beneficially own 737,000 shares of common stock, representing approximately 7.1% of the outstanding shares of common stock of the Issuer (based on 10,378,084 shares of common stock issued and outstanding as of August 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Voting Power: Pursuant to the Voting Agreement (as defined and describe in Item 6 below), the Proxyholder has sole power to vote or to direct the voting of all 737,000 shares of common stock of the Issuer. The Reporting Persons have no power to vote or to direct the voting of such shares.

Dispositive Power: The Reporting Persons retain the right to dispose of the shares, subject to the transfer restrictions contained in the Voting Agreement. The shares are held in the name of Kingbird, whereby Diveroli is its authorized representative. Therefore, each of Kingbird and Diveroli have the shared investment power to dispose or to direct the disposition of all 737,000 shares of common stock of the Issuer, subject to the Voting Agreement.
Transactions in the class effected during the past sixty days: An aggregate of 737,000 shares of common stock of the Issuer were purchased by Kingbird in open market transactions executed through a brokerage account, using the working capital of Kingbird. Specifically, Kingbird effectuated the following purchases: (i) 17,930 shares for a total consideration of $22,631.42 on June 26, 2025; (ii) 45,963 shares for a total consideration of $60,031.70 on June 27, 2025; (iii) 159,053 shares for a total consideration of $231,420.88 on June 30, 2025; (iv) 399,207 shares for a total consideration of $691,298.15 on July 1, 2025; (v) 53,500 shares for a total consideration of $97,372.87 on July 3, 2025; and (vi) 61,347 shares for a total consideration of $119,535.27 on July 7, 2025. The consideration listed above includes the brokerage fees paid by the Reporting Persons. The total aggregate price paid for the shares by the Reporting Persons was $1,218,579.62 plus $3,710.67 in brokerage fees, for a total basis of $1,222,290.29.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The relationships between the Reporting Persons described in Items 2 and 5 above are incorporated herein by reference.

On September 22, 2025, Kingbird entered into a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") with the Issuer and Yilin Lu, the President of the Issuer (the "Proxyholder"). Pursuant to the Voting Agreement, Kingbird granted to the Proxyholder an irrevocable proxy and power of attorney with respect to all 737,000 shares of common stock of the Issuer beneficially owned by Kingbird. Under the Voting Agreement, the Proxyholder has the exclusive right to vote the shares or act by written consent in his sole discretion and Kingbird is required to abstain from voting such shares. Kingbird assigned to the Proxyholder all rights to initiate or participate in derivative or direct claims in such capacity as a stockholder and to exercise appraisal or dissenters' rights with respect to the shares. The Voting Agreement includes transfer restrictions that prohibit Kingbird from selling, transferring, or encumbering the shares except in limited circumstances, including ordinary-course open market sales not to affiliates, group members, or competitors of the Issuer. Any permitted transferees (other than in such market transactions) must agree to be bound by the Voting Agreement.

The Voting Agreement terminates on the earliest of: (i) termination by the Issuer in writing; (ii) Kingbird's disposition of all of its shares in compliance with the Voting Agreement and related settlement agreements; or (iii) seven years from the date of the agreement (or such longer period as permitted by law).

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporation by reference to Exhibit 99.1 of Schedule 13D filed with the SEC on July 18, 2024).
99.2 Voting Agreement and Irrevocable Proxy, dated September 22, 2025

## Signatures
- Diveroli Investment Group LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (10/08/2025)
- Kingbird Ventures LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (10/08/2025)